1900 K Street, NW Washington, DC 20006-1110 +1 202 261 3300 Main +1 202 261 3333 Fax www.dechert.com

ERIC D. SIMANEK +1 202 261 3424 Direct +1 202 261 3048 Fax

April 29, 2014

VIA EDGAR CORRESPONDENCE

Mr. Asen Parachkevov

U.S. Securities and Exchange Commission

Division of Investment Management

100 F Street, N.E.

Washington, D.C. 20549-4644

Re:    Goldman Sachs Trust II (the “Registrant”), SEC File Numbers 333-185659 and 811-22781

Dear Mr. Parachkevov:

This letter responds to comments you provided to Brenden P. Carroll and me in a telephonic discussion on March 31, 2014, with respect to your review of Post-Effective Amendment No. 3 (“PEA No. 3”) to the Registrant’s registration statement filed with the U.S. Securities and Exchange Commission (“SEC”) on February 13, 2014. PEA No. 3 was made for the purpose of incorporating disclosure regarding the intention of the Goldman Sachs Multi-Manager Alternatives Fund, a series of the Registrant (the “Fund”), to gain exposure to the commodities markets by investing in a wholly-owned subsidiary of the Fund organized as a company under the laws of the Cayman Islands (the “Subsidiary”). We have reproduced your comments below, followed by the Registrant’s responses. Capitalized terms have the meanings attributed to such terms in the registration statement.

Prospectus

1.	Comment: Please revise the disclosure in the “Principal Risks of the Fund” and “Risks of the Fund” sections of the Prospectus to state that the investment program of the Fund is speculative, entails substantial risks and includes investment techniques not employed by traditional mutual funds.

Response: The Fund has incorporated this comment.

2.	Comment:

a.	Please confirm whether the Subsidiary’s fees and expenses borne by the Fund will be included in the Fund’s “Acquired Fund Fees and Expenses” in the “Annual Fund Operating Expenses” table.

b.	Discuss supplementally whether the Subsidiary is a commodity pool or “3(c)(1)” and/or a “3(c)(7)” fund.

Response:

a.	The Fund hereby confirms that the Subsidiary’s fees and expenses borne by the Fund will be included in the Fund’s “Acquired Fund Fees and Expenses” in the “Annual Fund Operating Expenses” table. The management fee paid the Investment Adviser by the Subsidiary will not be passed through to Fund investors but is instead contractually waived by the Investment Adviser out of its management fee received for services provided to the Fund. The contractual fee waiver, which may not be discontinued by the Investment Adviser as long as its contract with the Subsidiary is in place, will be reflected by the “Fee Waiver and Expense Limitation” line item in the “Annual Fund Operating Expenses” table, along with a corresponding footnote.

b.	The Subsidiary expects to be a “commodity pool” and “3(c)(7)” fund.

3.	Comment: Please confirm that, with respect to the expense limitation arrangement described in the footnote to the “Annual Fund Operating Expenses” table, the arrangement will remain in effect for at least one year from the date of the Prospectus and the Investment Adviser will not be entitled to recoup any amounts reimbursed to the Fund pursuant to the arrangement.

Response: The Fund hereby confirms that, with respect to the expense limitation arrangement described in the footnote to the “Annual Fund Operating Expenses” table, the arrangement will remain in place for at least one year from the date of the Prospectus and the Investment Adviser is not entitled to reimbursement of any waived fees, or reimbursed expenses from prior fiscal years.

4.	Comment: With respect to the Subsidiary:

a.	Please confirm supplementally that the Fund may invest up to 25% of its total assets in the Subsidiary.

b.	Please confirm supplementally that the financial statements of the Subsidiary will be consolidated with those of the Fund.

c.	Please confirm supplementally that the Fund complies with the provisions of the Investment Company Act of 1940, as amended (“1940 Act”), governing investment policies (Section 8) and capital structure and leverage (Section 18) on a consolidated basis with the Subsidiary.

d.	Please confirm supplementally that the Subsidiary complies with provisions relating to affiliated transactions and custody (Section 17) and please identify the custodian of the Subsidiary.

e.	Please confirm supplementally that the investment advisory agreement with respect to the Subsidiary satisfies the requirements of the 1940 Act relating to investment advisory contracts (Section 15).

f.	Please confirm supplementally that the Subsidiary and its Board of Directors will: (1) designate an agent for service of process in the United States; and (2) agree to inspection of the Subsidiary’s books and records by the SEC.

g.	Please confirm supplementally whether the Subsidiary’s Board of Directors will sign the Fund’s registration statement.

h.	Please confirm supplementally whether the Fund will sell or transfer shares of the Subsidiary to a third party.

i.	Please confirm supplementally whether the Subsidiary’s investment adviser can increase the management fees it receives from the Subsidiary without shareholder approval (i.e., the Fund).

Response:

a.	The Fund hereby confirms that it may invest up to 25% of its total assets in the Subsidiary.

b.	The Fund hereby confirms that the Subsidiary’s financial statements will be consolidated with the Fund’s financial statements. The consolidated financial statements of the Fund and the Subsidiary will also be audited by the Fund’s independent registered public accounting firm.

c.	The Fund hereby confirms that, in complying with its fundamental and non-fundamental investment restrictions, the Fund will typically aggregate its direct investments with the Subsidiary’s investments when testing for compliance with each investment restriction. However, the Subsidiary will independently “segregate” liquid assets or enter into offsetting positions with respect to transactions that may give rise to leveraging risk to the same extent the Fund segregates assets for, or offsets, similar transactions the Fund engages in directly. In addition, the Subsidiary will adopt many of the same fundamental and non-fundamental investment restrictions as the Fund. The Fund is acutely aware of the requirements of Section 48(a) of the 1940 Act, which prohibits the Fund from doing indirectly “through or by means of any other person” (i.e., the Subsidiary) what it is prohibited from doing directly. As such, the Subsidiary will not engage in any activity prohibited by the 1940 Act that would cause the Fund to violate Section 48(a).

d.	The Fund respectfully submits that the Subsidiary is not a registered investment company under the 1940 Act, and therefore is not required to comply with the requirements of the 1940 Act applicable to registered investment companies, including the provisions of Section 17 relating to affiliated transactions. However, the same practices with regard to pricing and valuation that apply to the Fund will apply to the Subsidiary, and custody of the Subsidiary’s assets will be maintained in the United States with the Fund’s custodian or otherwise in accordance with Section 17(f) and the rules thereunder. In addition, the Fund is acutely aware of the requirements of Section 48(a) of the 1940 Act, which prohibits the Fund from doing indirectly “through or by means of any other person” (i.e., the Subsidiary) what it is prohibited from doing directly. As such, the Subsidiary will not engage in any activity prohibited by the 1940 Act that would cause the Fund to violate Section 48(a). The Fund and the Subsidiary will utilize the same custodian, State Street Bank & Trust Company.

e.	The Fund respectfully submits that the Subsidiary is not a registered investment company under the 1940 Act, and therefore is not required to comply with the requirements of the 1940 Act applicable to registered investment companies, including Section 15. However, each investment adviser to the Subsidiary, including GSAM, has or will be approved to manage the Fund’s assets by the Fund’s Board of Trustees and, as applicable, its shareholders in accordance with Section 15 of the 1940 Act (or any applicable exemptive relief therefrom (e.g., the Registrant’s “manager-of-managers” order)).

f.	The Fund hereby: (1) confirms that a designation of a domestic (U.S.) agent for service of process for the Subsidiary will be made; and (2) consents to the examination of the Subsidiary’s books and records by the SEC to the same extent that the Fund’s books and records are subject to inspection by the SEC.

g.	The Fund respectfully submits that the Subsidiary’s Board of Directors is not required to execute the Fund’s registration statement. The Subsidiary is not offering any securities in the United States, nor is the Subsidiary a co-issuer of the Fund’s securities. The Subsidiary is organized solely for the purpose of providing the Fund a non-exclusive means by which the Fund may advance its investment objective in compliance with an IRS revenue ruling which limits the Fund’s ability to gain exposure to the commodities markets through investments in commodity-linked derivative instruments.[1]

Section 7(d) of the 1940 Act prohibits an investment company that is not organized or otherwise created under United States law from utilizing any means or instrumentality of interstate commerce, directly or indirectly, to offer for sale, sell or deliver after sale, in connection with a public offering, any security of which it is the issuer. The SEC staff has issued a number of letters granting no-action relief where U.S. registered funds sought to set up offshore controlled foreign corporations (“CFCs”) to permit them to invest in foreign markets and/or obtain favorable tax treatment (the “Conduit Letters”).[2] In each of the Conduit Letters, the CFCs were established in order to facilitate the fund’s investment program, and not for the purpose of creating a foreign investment vehicle to be marketed to U.S. investors. The funds were the sole beneficial owners of the offshore CFCs, and the funds and their managers controlled all of the CFC’s investment activities. Accordingly, the concerns of Section 7(d) were not implicated. The Fund is relying on the Conduit Letters in support of its view that

[1]	The Fund may invest in commodity-linked derivative instruments directly but is limited in its ability to do so by the IRS revenue ruling. Furthermore, as currently disclosed, the IRS has issued private letter rulings to similar funds in which the IRS specifically concluded that income derived from a fund’s investment in a wholly-owned foreign subsidiary will constitute qualifying income to the fund.

[2]	See South Asia Portfolio, SEC-No-Action Letter (March 12, 1997); Templeton Vietnam Opportunities Fund, Inc., SEC No-Action Letter (September 10, 1996); The Spain Fund, Inc., SEC No-Action Letter (Nov. 27, 1987); The Thai Fund, Inc., SEC No-Action Letter (Oct. 29, 1987); The Scandinavia Fund, Inc., SEC No-Action Letter (Oct. 24, 1986).

the Subsidiary is not offering securities in the United States in violation of Section 7(d).[3]

The Fund also believes that the Subsidiary is not a co-issuer of the Fund’s securities and, therefore, is not required to sign the Fund’s registration statement. The Fund is aware that, with respect to fund-of-funds relying on Section 12(d)(1)(E) of the 1940 Act (so-called “master-feeder” or “hub and spoke” funds), the Staff requires the acquired fund to sign the registration statement of the acquiring fund. The Staff takes this position based upon its view that the acquiring fund is a co-issuer of the acquired fund’s securities under Rule 140 under the Securities Act of 1933, as amended (the “1933 Act”).

Rule 140 provides in relevant part that “[a] person, the chief part of whose business consists of the purchase of the securities of one issuer, or of two or more affiliated issuers, and the sale of its own securities…is to be regarded as engaged in the distribution of the securities of such issuer within the meaning of Section 2(11) of the [Securities Act]” (emphasis supplied). Under Rule 140, the entity for whose benefit the other entity sells its stock is also deemed a “co-issuer” for purposes of Rule 140. In a typical master-feeder structure, the SEC staff has viewed the feeder fund as a “co-issuer” of the master fund’s shares

[3]	We believe the present situation presents less concern than situations where the Staff previously granted no-action relief because of the limited amount of the Fund’s assets to be invested in the Subsidiary. The Fund will invest a limited amount of its assets in the Subsidiary and is limited by the IRS diversification requirements applicable to registered investment companies (limiting a fund’s investment in a CFC to 25% of total assets at quarter-end). Similarly, the present situation raises less concern than in the context of hub and spoke structures (where 100% of the parent feeder fund’s assets are invested in an offshore master fund) in which the Staff has also provided no-action relief under Section 7(d). See Man Glenwood Lexington TEI LLC, SEC No-Action Letter (April 30, 2004); Alternative Investment Partners Absolute Return Fund STS, SEC No-Action Letter (July 10, 2006).

The Fund’s investment in the Subsidiary will not result in any potential abuses that Section 7(d) was designed to address. The purpose of the present structure is merely to better achieve the Fund’s investment objective in light of an IRS revenue ruling, rather than to create a foreign investment vehicle to be marketed to U.S. investors. In addition, the concerns underlying Section 7(d) may be addressed through enforcement of the 1940 Act against the Fund, which is registered under the 1940 Act and subject to Section 48(a) thereunder.

under Rule 140 and has required that the master fund sign the feeder fund’s registration statement.[4]

The Subsidiary’s structure is decidedly different from the traditional master-feeder structure in that the Fund’s investment in the Subsidiary is a limited part of the Fund’s overall investment strategy. The “chief part” of the Fund’s business is not the purchase of the securities of the Subsidiary and the sale of its own securities. Rather, the Fund’s assets are typically invested outside the Subsidiary. As noted above, only a limited portion of the Fund’s assets will be invested in the Subsidiary. The Fund maintains that in order to be “the chief part” of one’s business, it must be the predominant activity of the Fund.[5] In contrast, in the master-feeder structure, a feeder fund’s sole activity is to purchase the investment securities of the master, and in turn issue its own shares. Based on this distinction, the Fund does not believe that the Subsidiary should be deemed “co-issuers” under Rule 140 and, thus, the Subsidiary is not required to sign the Fund’s registration statement.

Although the Subsidiary is not required to sign the Fund’s registration statement, the Fund believes that the SEC and staff will be able to adequately supervise and assert jurisdiction over the activities of the Subsidiary if necessary for the protection of Fund investors. First, as noted above with respect to the Subsidiary, the Subsidiary will not be able to engage in any activity that would cause the Fund to violate the 1940 Act pursuant to Section 48(a). Second, with respect to the Subsidiary, although the Subsidiary is organized in the Cayman Islands, all of its activities, including investment management, will take place in the United States. The Subsidiary’s books and records will be maintained in the United States, together with the Fund’s books and records, in

[4]	See Letter from Richard Breeden to the Hon. John Dingell (April 15, 1992) (outlining the regulation of master-feeder arrangements under the 1940 Act and including a report of the Division of Investment Management, “Committee on Energy and Commerce U.S. House of Representatives, Hub and Spoke Funds: A Report Prepared by the Division of Investment Management”). See also Man Glenwood Lexington TEI LLC, SEC No-Action Letter (April 30, 2004); Alternative Investment Partners Absolute Return Fund STS, SEC No-Action Letter (July 10, 2006).

[5]	See e.g., FBC Conduit Trust I, SEC No-Action Letter (October 6, 1987) (Staff interpreted the phrase “chief part” in Rule 140 in the context of a proposed offering of collateralized mortgage obligation bonds or certificates backed by private label mortgage pass-through certificates (“PCM”). The Staff determined that Rule 140 “would not be applicable if the collateral securing any series of bonds or certificates consists of 45% or less of a particular issuer’s PCM’s”). See also Merriam Webster Dictionary, defining “chief” as “of greatest importance or influence.”

accordance with Section 31 of the 1940 Act and the rules thereunder. As previously noted, custody of the Subsidiary’s assets will be maintained in the United States with the Fund’s custodian or otherwise in accordance with Section 17(f) and the rules thereunder, and the Subsidiary will consent to service of process and examination of its books and records.

h.	The Fund hereby confirms that it does not intend to sell or transfer shares of the Subsidiary to a third party.

i.	The Investment Adviser has agreed to irrevocably waive a portion of the management fees it receives from the Fund in an amount equal to the management fees it receives from the Subsidiary. This management fee waiver arrangement, which was approved by the Fund’s Board of Trustees, may not be discontinued by the Investment Adviser as long as its contract with the Subsidiary is in place. Accordingly, although the Investment Adviser can increase the management fees it receives from the Subsidiary without shareholder approval (i.e., the Fund), the Fund respectfully notes that, because of this management fee waiver arrangement, any increase in management fees the Investment Adviser receives from the Subsidiary would result in the Investment Adviser waiving an equal amount of management fees it receives from the Fund. As a result, the aggregate management fees borne by Fund shareholders may not be increased without shareholder approval, consistent with Section 15 of the 1940 Act.

5.	Comment: Please explain supplementally what is meant by “unregistered securities,” as used in the “Principal Strategy” section of the Fund’s prospectus. We note that the prior version of the Prospectus employed the term “144A Securities,” and request an explanation of any additional “unregistered securities,” beyond 144A Securities, the Fund will invest in.

Response: The Fund has the ability to invest in any types of unregistered securities, including securities issued pursuant to Rule 144 and Regulation S under the 1933 Act.

6.	Comment: Please ensure that the derivatives-related disclosure in the Prospectus is appropriate for the Fund, in light of the Letter regarding Derivatives-Related Disclosures by Investment Companies from Barry D. Miller, Associate Director, Office of Legal and Disclosure, Division of Investment Management, to Karrie McMillan, Esq., General Counsel, Investment Company Institute (July 30, 2010).

Response: The Fund hereby confirms that it believes its derivatives-related disclosure is appropriate.

7.	Comment: To the extent any of the Fund’s Underlying Managers are commodity trading advisors (“CTAs”), please state this in the Fund’s Prospectus. Additionally, please disclose whether any such CTAs are registered with the Commodity Futures Trading Commission (“CFTC”).

Response: The Fund’s registration statement complies with all applicable disclosure requirements with respect to the Underlying Managers’ status as a CTA. Accordingly, the Fund respectfully declines to incorporate this comment. However, the Fund confirms supplementally that Brigade Capital Management, LLC, GAM International Management Limited and Graham Capital Management, L.P. are registered as CTAs with the CFTC.

8.	Comment: The “Principal Strategy” section of the Prospectus states that “the Fund may also gain exposure to the commodity markets through investments in other investment companies, ETFs or other pooled investment vehicles.” Please confirm whether the Fund is permitted to invest in affiliated “investment companies, ETFs or other pooled investment vehicles.” Additionally, please disclose whether the term “pooled investment vehicles” includes hedge funds. Lastly, please confirm that the Fund is aware that the Staff believes that interests in hedge funds are generally illiquid securities and, therefore, a mutual fund is only permitted to invest up to 15% of its net assets in illiquid hedge funds.

Response: The Fund hereby confirms that: (1) it is permitted to invest in affiliated pooled investment vehicles in accordance with applicable law; and (2) pooled investment vehicles may include vehicles commonly known as hedge funds. The Fund also acknowledges the 15% limitation on illiquid investments applicable to open-end registered investment companies, and confirms its intention to comply with this restriction. To the extent the Fund invests in a private fund, the Fund will determine whether such investment is illiquid based on the facts and circumstances.

9.	Comment: The “Principal Strategy” section of the Prospectus states that “[the] Subsidiary will also invest in other instruments, including fixed income securities, either as investments or to serve as margin or collateral for its swap positions.” Please revise this disclosure to include a complete list of the other instruments in which the Subsidiary is expected to invest.

Response: As stated in the Fund’s “Principal Strategy” section, the Fund’s use of the Subsidiary is primarily intended to allow the Fund to gain exposure to the commodities markets. While the Subsidiary is permitted to invest in any instrument the Fund is permitted to invest in, it is the Fund’s current intention that the Subsidiary will invest only in commodity-linked derivative instruments and, consistent with Form N-1A, the Fund highlights this principal investment strategy. The Fund respectfully notes that it is not required to (nor is it permitted to, under Form N-1A) list every single type of instrument the Subsidiary may invest in.

10.	Comment: The descriptions of the Fund’s investment strategies in the “Management Process” section of the Prospectus (e.g. Equity Long Short, Dynamic Equity, etc.) do not include a description of the investment process regarding commodities trading. Please provide a description of the investment process regarding commodities trading somewhere in the Prospectus.

Response: The Fund has incorporated this comment.

11.	Comment: Please disclose whether the Fund’s commodity exposure will be obtained either entirely or principally through the Subsidiary and revise the disclosure accordingly.

Response: The Fund revised the disclosure to clarify that it intends to gain exposure to the commodities markets primarily through investing in the Subsidiary.

12.	Comment: “Mid-Cap and Small-Cap Risk” is listed as a principal risk of the Fund in the “Principal Risks of the Fund” section of the Prospectus. Please disclose what is considered a “mid-capitalization company” and what is considered a “small-capitalization company.”

Response: The Portfolio Managers of the Fund currently think of a company valued at $2.5 billion and below as a “small-capitalization company” and a company that is valued between $2.5 billion and $10 billion as a “small/mid-capitalization company.” These levels may change in the future without notice. There are no restrictions on the amount of its assets that the Fund must or may invest in securities of small- or mid-capitalization companies.

13.	Comment: The “Principal Risks of the Fund – Tax Risk” section of the Prospectus states that “the Fund has obtained an opinion of counsel that its income from [its investments in the Subsidiary] should constitute ‘qualifying income.’” Please confirm whether such opinion will be filed as an exhibit to the registration statement.

Response: The Fund respectfully notes that the opinion from counsel that any income from the Subsidiary should constitute qualifying income is not required to be filed as an exhibit under Form N-1A.

14.	Comment: Please discuss supplementally why you believe the Bank of America Merrill Lynch Three-Month U.S. Treasury Bill Index (the “Index”) to be an appropriate broad-based securities market index for the Fund.

Response: In light of the Fund’s investment program, the Fund respectfully submits that the Index is an appropriate measure against which to compare the Fund’s performance. Item 27(b)(7) of Form N-1A (Instruction 5) defines an appropriate index as “one that is administered by an organization that is not an affiliated person of the Fund, its investment adviser, or principal underwriter, unless the index is widely recognized and used.” The Index meets this definition, as the index is administered by an organization that is not an affiliated person of the Fund, the Fund’s investment adviser or the Fund’s distributor. Finally, the Fund notes that a number of other similar funds use this benchmark as the broad-based index against which they measure their performance.

15.	Comment: Please explain why there are investment practices listed in the “Investment Practices” table in the Prospectus that are not disclosed in the “Principal Strategies” section of the Prospectus.

Response: The Fund respectfully submits that investment practices listed in the “Investment Practices” table in the Prospectus that are not disclosed in the “Principal Strategies” section of the Prospectus are not a principal part of the Fund’s investment program. Accordingly, under Form N-1A, these investment practices are not permitted to be disclosed in the “Principal Strategies” section of the Prospectus.

16.	Comment: The Fund’s risk disclosure in the “Principal Risks of the Fund” section of the Prospectus should be a summary of the risk disclosure in the “Risks of the Fund” section. Please confirm that this is the case and that the Prospectus complies with Form N-1A in this regard.

Response: The Fund hereby confirms that its risk disclosure is consistent with Form N-1A.

17.	Comment: The footnote to the table in the “Shareholder Guide – Common Questions Applicable to the Purchase of Class A Shares – What is the Offering Price of Class A Shares” section states that “No sales charge is payable at the time of purchase of Class A Shares of $1 million or more, but a CDSC of 1.00% may be imposed in the event of certain redemptions within 18 months.” Please include a reference to the section that discloses the circumstances under which a CDSC of 1.00% would be imposed on such redemptions.

Response: The Fund has incorporated this comment.

18.	Comment: In the “Taxation – Other Information” section, please explain supplementally whether requests to calculate cost basis using a methodology other than the Fund’s default method of average cost would be applied retroactively or prospectively.

Response: A shareholder that wishes to use a methodology other than average cost is instructed to contact the Fund or his or her Authorized Institution for more information. Upon such a request, the shareholder would receive instructions and any applicable limitations, including any limitations with respect to retroactive reporting. These instructions and any applicable limitations could vary depending on the particular facts and circumstances.

19.	Comment: Please disclose whether the Fund’s investments in “private funds” (e.g., pooled investment vehicles commonly known as hedge funds) are considered “illiquid” for purposes of the Fund’s 15% limitation on illiquid investments. If so, please include private funds in the enumerated list of illiquid securities outlined in the “Risks of Illiquid Securities” section of Appendix A.

Response: The Fund acknowledges the 15% limitation on illiquid investments applicable to open-end registered investment companies, and hereby confirms its intention to comply with this restriction. To the extent the Fund invests in a private fund, the Fund will determine whether such investment is illiquid based on the facts and circumstances.

20.	Comment: Please disclose any minimum rating requirements applicable to the Fund’s investments in fixed income instruments.

Response: The Fund hereby confirms that it is not subject to any minimum rating requirements applicable to its investments in fixed income instruments.

21.	Comment: If zero coupons, deferred interest, pay-in-kind or capital appreciation bonds are included in the Fund’s portfolio of investments, please disclose: (1) that they are riskier than regular fixed income securities because the borrower could default at maturity; (2) that their valuation requires judgment regarding the collection of future payments; and (3) that there could be uncertainty regarding their source of distributions because distributions (i) might include paid-in capital and (ii) Section 19 of the 1940 Act does not require notice of return of capital by such instruments.

Response: The Fund has incorporated this comment.

22.	Comment: The “Foreign Currency Transactions” section of Appendix A discloses that “[t]he Fund may, from time to time, engage in non-deliverable forward transactions to manage currency risk or to gain exposure to a currency without purchasing securities denominated in that currency.” Please disclose that such non-deliverable forwards are cash settled.

Response: The Fund has incorporated this comment.

23.	Comment: Please describe supplementally the Fund’s asset segregation policies with regard to the Fund’s writing of options. It is the staff’s position that the Fund must segregate cash or liquid assets in an amount equal to its notional exposure, unless covered by other means.

Response: The Fund has clarified its asset segregation policies with regard to derivatives. Specifically, the Fund has added the following disclosure:

As an investment company registered with the SEC, the Fund must identify on its books (often referred to as “asset segregation”) liquid assets, or engage in other SEC or SEC-staff approved or other appropriate measures, to “cover” open positions with respect to certain kinds of derivative instruments. In the case of swaps, futures contracts, options, forward contracts and other derivative instruments that do not cash settle, for example, the Fund must identify on its books liquid assets equal to the full notional amount of the instrument while the positions are open, to the extent there is not an offsetting position. However, with respect to certain swaps, futures contracts, options, forward contracts and other derivative instruments that are required to cash settle, the Fund may identify liquid assets in an amount equal to the Fund’s daily marked-to-market net obligations (i.e., the Fund’s daily net liability) under the instrument, if any, rather than its full notional amount. The Fund reserves the right to modify its asset segregation policies in the future in its discretion, consistent with the 1940 Act and SEC or SEC-staff guidance. By identifying assets equal to only its net obligations under certain instruments, the Fund will have the ability to employ leverage to a greater extent than if the Fund were required to identify assets equal to the full notional amount of the instrument.

Accordingly, with regard to written options that: (i) do not cash settle, the Fund will identify on its books liquid assets in an amount equal to the full notional amount of the option while the position is open; and (ii) are required to cash settle, the Fund will identify on its books liquid assets in an amount equal to the Fund’s daily marked-to-market net obligations under the option. Alternatively, written options may be “covered” by other appropriate means, including, for example, owning the underlying reference asset (with respect to written call options). The Fund believes its asset segregation policies are consistent with SEC or SEC-staff guidance.

24.	Comment: Please clarify in Appendix A of the Prospectus that the Fund may modify its asset segregation policies in the future consistent with the 1940 Act and SEC or SEC staff guidance.

Response: The Fund has incorporated this comment (please see the response immediately above).

Statement of Additional Information (“SAI”)

25.	Comment: The “Investment Restrictions” section of the SAI states that “for purposes of the following limitations (except for the asset coverage requirement with respect to borrowings, which is subject to different requirements under the [1940] Act), any limitation which involves a maximum percentage shall not be considered violated unless an excess over the percentage occurs immediately after, and is caused by, an acquisition or encumbrance of securities or assets of, or borrowings by, the Fund.” Please discuss the corrective measures the Fund will take in response to passive violations of its limitations with respect to (i) illiquid investments or (ii) borrowing.

Response: The Fund’s policy regarding passive violations of its illiquid investment restriction is disclosed in the section entitled “Appendix A—Other Portfolio Risks—Risks of Illiquid Securities,” which states the following:

If one or more instruments in the Fund’s portfolio become illiquid, the Fund may exceed its 15 percent limitation in illiquid instruments. In the event that changes in the portfolio or other external events cause the investments in illiquid instruments to exceed 15 percent of the Fund’s net assets, the Fund must take steps to bring the aggregate amount of illiquid instruments back within the prescribed limitations as soon as reasonably practicable. This requirement would not force the Fund to liquidate any portfolio instrument where the Fund would suffer a loss on the sale of that instrument.

The Fund’s policy regarding passive violations of its asset coverage requirement with respect to borrowings is disclosed in the “Investment Restrictions” section of the SAI, which states the following:

With respect to the Fund’s fundamental investment restrictions on borrowings, below, in the event that asset coverage (as defined in the [1940] Act) at any time falls below 300%, the Fund, within three days thereafter (not including Sundays and holidays) or such longer period as the SEC may prescribe by rules and regulations, will reduce the amount of its borrowings to the extent required so that the asset coverage of such borrowings will be at least 300%.

26.	Comment: Please confirm that the Fund’s Board of Trustees has approved the conflicts of interest policies and procedures of the Investment Adviser and Underlying Managers that are described in the “Potential Conflicts of Interest” section of the SAI.

Response: Consistent with Rule 38a-1 under the 1940 Act, the Fund’s Board of Trustees (including a majority of trustees who are not “interested persons” of the Fund) has approved the conflicts of interest policies and procedures of the Investment Adviser and Underlying Managers that are described in the SAI.

27.	Comment: Please provide the maximum initial sales charge for Class A Shares of the Fund, as is currently disclosed for Class C Shares of the Fund in the “Shares of the Trust” section of the SAI.

Response: The Fund has incorporated this comment.

Other

28.	Comment: Please provide Tandy Representations.

Response: Tandy Representations are attached hereto as Exhibit A.

We believe that the foregoing has been responsive to the staff’s comments. Please call the undersigned at (202) 261-3424 if you wish to discuss this correspondence further.

Sincerely,

/s/ Eric D. Simanek

Eric D. Simanek

cc:	Matthew Wolfe, Goldman Sachs Asset Management, L.P.
Brenden P. Carroll, Dechert LLP

Exhibit A

April 29, 2014

VIA EDGAR CORRESPONDENCE

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re: Goldman Sachs Trust II (the “Registrant”), SEC File Numbers 333-185659 and 811-22781

Ladies and Gentlemen:

On behalf of the Registrant, it is hereby acknowledged that:

¡	the Registrant is responsible for the adequacy and accuracy of the disclosure in its Registration Statement and Post-Effective Amendments thereto under the Securities Act of 1933, as amended, and the Investment Company Act of 1940, as amended;

¡	the action of the U.S. Securities and Exchange Commission (“SEC”) or its Staff in commenting on Post-Effective Amendments to the Registrant’s Registration Statement does not relieve the Registrant from its responsibility for the adequacy and accuracy of the disclosure in the Registration Statement; and

¡	the Registrant may not assert SEC Staff comments, or changes in disclosure in response to the same, as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.

Should you have any questions, please feel free to contact Eric D. Simanek of Dechert LLP at (202) 261-3424.

Sincerely,

/s/ Matthew Wolfe

Matthew Wolfe, Goldman Sachs Asset Management, L.P.

cc:     Eric D. Simanek, Dechert LLP